Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-248661

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus dated September 28, 2020

New Issue	February 11, 2021

C$30,008,000
34,100,000 Common Shares

This prospectus supplement (this “Prospectus Supplement”) of Gold Standard Ventures Corp. (“Gold Standard”, “we”, “us”, “our” or the “Company”), together with the short form base shelf prospectus dated September 28, 2020 (the “Shelf Prospectus”), qualifies the distribution of 34,100,000 common shares (the “Offered Shares”) of the Company at a price (the “Offering Price”) of C$0.88 per Offered Share (the “Offering”). The Offering is made pursuant to an underwriting agreement (the “Underwriting Agreement”) dated February 11, 2021, between the Company, BMO Nesbitt Burns Inc. (the “Lead Underwriter”) and Canaccord Genuity Corp., National Bank Financial Inc., PI Financial Corp., Haywood Securities Inc., Paradigm Capital Inc., Stifel Nicolaus Canada Inc. and TD Securities Inc. (together with the Lead Underwriter, the “Underwriters”). The Offered Shares will be offered in all of the provinces and territories of Canada, except Québec, in the United States and, subject to applicable law, in certain jurisdictions outside of Canada and the United States through the Underwriters either directly or through their respective broker-dealer affiliates or agents, as applicable, in accordance with the Underwriting Agreement.

Unless the context otherwise requires, references to “Offered Shares” include any Over-Allotment Shares (as defined below) and references to “Common Shares” means the common shares of the Company. The Offering Price has been determined by arm’s length negotiations between the Company and the Lead Underwriter, on behalf of the Underwriters.

The outstanding common shares of the Company (the “Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and on the NYSE American LLC (the “NYSE American”) under the symbol “GSV”. On February 10, 2021, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$1.10 and on the NYSE American was US$0.87. Gold Standard has applied to list the Offered Shares distributed hereunder on the TSX and NYSE American. Listing of the Offered Shares will be subject to the Company fulfilling all listing requirements of the TSX and NYSE American.

Price:C$0.88 Per Offered Share

	Price to Public	Underwriting	Net Proceeds to the
		Fee(1)	Company(2)
Per Offered Share	C$0.88	C$0.0462	C$0.8338

i

Total(3)	C$30,008,000	C$1,575,420	C$28,432,580

(1)	The Company has agreed to pay the Underwriters a cash fee (the “Underwriting Fee”) equal to 5.25% of the aggregate gross proceeds of the Offering, including proceeds realized from the sale of any additional Over-Allotment Shares (as defined below) pursuant to the exercise of the Over-Allotment Option (as defined below). See “Plan of Distribution”.

(2)	After deducting the Underwriting Fee, but before deducting the expenses of the Offering, which are estimated at C$380,000, which will be paid from the proceeds of the Offering. See “Use of Proceeds”.

(3)	The Company has granted the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part at the sole discretion of the Underwriters, to purchase up to an additional 5,115,000 Common Shares (the “Over-Allotment Shares”), being a number equal to 15% of the number of Offered Shares issued pursuant to the Offering, at the Offering Price for a period of 30 days from the closing date of the Offering to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option is exercisable by the Underwriters to acquire the Over-Allotment Shares at the Offering Price. If the Over-Allotment Option is exercised in full, the “Price to Public”, “Underwriting Fee” and “Net Proceeds to the Company” will be C$34,509,200, C$1,811,733 and C$32,697,467, respectively. This Prospectus Supplement also qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares to be issued upon exercise of the Over-Allotment Option. Unless stated otherwise or the context otherwise requires, references to the Offered Shares in this Prospectus Supplement include the Over-Allotment Shares. A purchaser who acquires Over-Allotment Shares forming part of the Underwriters' over-allocation position acquires such shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

The following table sets out the number of securities issuable by the Company to the Underwriters under the Over-Allotment Option:

Underwriters' Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	5,115,000 Over-	30 days following closing of	C$0.88 per Over-
	Allotment Shares	the Offering	Allotment Share

The Underwriters, as principals, conditionally offer the Offered Shares, and any Over-Allotment Shares that may be issued on exercise of the Over-Allotment Option, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the passing upon of certain legal matters on behalf of the Company by Blake, Cassels & Graydon LLP with respect to Canadian legal matters, and Dorsey & Whitney LLP, with respect to U.S. legal matters, and on behalf of the Underwriters by Cassels, Brock & Blackwell LLP, with respect to Canadian legal matters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, with respect to U.S. legal matters.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

The closing of the Offering is expected to take place on or about February 17, 2021, or such other date as may be agreed between the Company and the Underwriters, but in any event no later than 42 days following the date of this Prospectus Supplement (the “Closing Date”).

It is expected that the Company will arrange for the electronic deposit of the Offered Shares distributed under the Offering under the book-based system of registration, to be registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and will be deposited with CDS on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealers from whom the Offered Shares are purchased. See “Plan of Distribution”.

In connection with the Offering and subject to applicable laws, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. The Offered Shares sold by the Underwriters to the public will initially be offered at the Offering Price specified on the cover page. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price specified on the cover page, the

Underwriters may decrease or otherwise change the Offering Price to an amount not greater than the Offering Price set forth on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company. The decrease in the Offering Price will not decrease the amount of net proceeds of the Offering to the Company. See “Plan of Distribution”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

Investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences in Canada and the United States. Such consequences for investors who are resident in, or citizens of, the United States may not be described in this Prospectus Supplement or the accompanying Shelf Prospectus. You should consult and rely on your own tax advisors with respect to your own particular circumstances. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

Investing in the Offered Shares involves a high degree of risk. You should carefully review the risks outlined in the “Risk Factors” section and elsewhere in this Prospectus Supplement and the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein for a discussion of certain considerations relevant to an investment in the Offered Shares offered hereby. See “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that some of its officers and directors are residents of a foreign country and that some or all of the experts named in this Prospectus are, and the underwriters, dealers or agents named in any Prospectus Supplement may be, residents of a foreign country.

Jamie D. Strauss, William E. Threlkeld, Ron Clayton, Alex Morrison and Zara Boldt, each a director of the Company, and Dr. Art S. Ibrado, Matthew Sletten, Steven J. Ristorcelli, Michael S. Lindholm, Thomas L. Dyer, Mark Laffoon, Steven J. Nicholls, Carl E. Defilippi, Richard DeLong, Kenneth L. Myers, Donald Harris, Steven R. Koehler and Gary Simmons, each a qualified person, reside outside of Canada. Each of the aforementioned individuals has appointed Borden Ladner Gervais LLP, 1200 Waterfront Center, 200 Burrard Street, Vancouver, British Columbia, V7X 1T2, as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the person or company has appointed an agent for service of process in Canada.

The Company’s head office and registered office is located at Suite 610, 815 West Hastings Street, Vancouver, British Columbia, V6C 1B4.

The financial information of the Company contained in the documents incorporated by reference herein is presented in Canadian dollars. References in this Prospectus Supplement to “$” and “C$” are to Canadian dollars. United States dollars are indicated by the symbol “US$”.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	1
CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES	2
FINANCIAL INFORMATION	3
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	3
DOCUMENTS INCORPORATED BY REFERENCE	3
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	5
AVAILABLE INFORMATION	5
THE COMPANY	6
CONSOLIDATED CAPITALIZATION	7
USE OF PROCEEDS	7
PLAN OF DISTRIBUTION	8
DESCRIPTION OF SECURITIES	8
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS	13
EXEMPTIONS	13
PRIOR SALES	13
MARKET FOR SECURITIES	14
RISK FACTORS	14
INTERESTS OF EXPERTS	14
LEGAL MATTERS	14
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES	14
TRANSFER AGENT AND REGISTRAR	16

v

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of the Offering.

Before you invest in any Offered Shares, you should carefully read this Prospectus Supplement, the accompanying Shelf Prospectus and all information incorporated by reference herein and therein. These documents contain information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the accompanying Shelf Prospectus or any of the documents incorporated by reference herein or therein. To the extent that any statement in this Prospectus Supplement is inconsistent with the statements made in the accompanying Shelf Prospectus, or any documents incorporated by reference herein or therein filed prior to the date of this Prospectus Supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the accompanying Shelf Prospectus and such documents incorporated by reference herein or therein.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus. Neither the Company nor the Underwriters have authorized anyone to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein). The Company takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If anyone provides you with different or inconsistent information, you should not rely on it.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

Market data and certain industry forecasts used in this Prospectus Supplement and the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. The Company has not independently verified such information, and it does not make any representation as to the accuracy of such information.

The Offered Shares are not being offered in any jurisdiction where the offer or sale is not permitted. This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Company does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Company’s website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Shelf Prospectus and such information is not incorporated by reference herein or therein.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement, the accompanying Shelf Prospectus, and the documents incorporated by reference herein and therein, contain “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (referred to herein as “forward-looking information”). Forward-looking information includes statements that use forward-looking terminology such as “may”, “could”, “would”, “should”, “will”, “intend”, “plan”, “expect”, “budget”, “estimate”, “anticipate”, “believe”, “continue”, “potential” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, statements with respect to the Offering, including the expected Closing Date and the receipt of regulatory approvals in respect of the Offering; the use of proceeds of the Offering, including any timeline for the use thereof and any objectives to be achieved from the use thereof; mineral reserve and mineral resource estimates; targeting additional mineral resources and expansion of deposits; the Company’s expectations, strategies and plans for the Railroad-Pinion Project (as defined below), including the Company’s current planned exploration, development and permitting activities; the results of future exploration and drilling and estimated completion dates for certain milestones; successfully adding or upgrading mineral resources; the existence and estimates of mineral resources or mineral reserves and the timing of development thereof; the costs and timing of future exploration and development; capital expenditure programs and the timing and method of financing thereof; the requirement for additional financing in order to maintain the Company’s operations and exploration activities; the timing, receipt and maintenance of approvals, licences and permits from any federal, national, provincial, territorial, municipal or other government, any political subdivision thereof, and any ministry, sub-ministry, agency or sub-agency, court, board, bureau, office, or department, including any government-owned entity, having jurisdiction over the Company or its assets; future financial or operating performance and condition of the Company and its business, operations and properties; the Company’s belief that it was classified as a PFIC (as defined below) for its prior tax year, and based on current business plans and financial expectations, the Company’s expectation that it may be a PFIC for its current tax year and may be a PFIC in future tax years; the Company’s operations continuing to be classified as an “essential business” in Nevada; the Company’s actions to minimize the risks of the novel coronavirus (“COVID-19”), and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management, in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this Prospectus Supplement including, without limitation, assumptions about: favourable equity and debt capital markets; the ability to raise any necessary capital on reasonable terms to advance the development of the Railroad-Pinion Project and pursue planned exploration; expectations about the ability to acquire mineral resources and/or mineral reserves through acquisition and/or development; future prices of gold and other metal prices; the timing and results of exploration and drilling programs (including metallurgical testing); the accuracy of any mineral reserve and mineral resource estimates; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable, including whereby the Company is able to operate in a safe, efficient and effective manner; political and regulatory stability; the receipt of governmental and third party approvals, licences and permits on favourable terms; obtaining required renewals for existing approvals, licences and permits and obtaining all other required approvals, licences and permits on favourable terms; sustained labour stability; stability in financial and capital goods markets; the absence of any material adverse effects arising as a result of terrorism, sabotage, natural disasters, public health concerns, equipment failures or adverse changes in government legislation or the socio-economic conditions in Nevada and the surrounding area with respect to the Railroad-Pinion Project and operations; and the availability of drilling and other mining equipment, energy and supplies. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such risks include, without limitation: that the Offering may not close on the timelines currently contemplated, or at all, that the Company may not use the proceeds from the Offering as currently anticipated; general business, social, economic, political, regulatory and competitive uncertainties; differences in size, grade, continuity, geometry or location of mineralization from that predicted by geological modelling and the subjective and interpretative nature of the geological modelling process; the speculative nature of mineral exploration and development, including the risk of diminishing quantities or grades of mineralization and the inherent riskiness of inferred mineral resources; fluctuations in the spot and forward price of gold; a failure to achieve commercial viability, despite an acceptable gold price, or the presence of cost overruns which render the Railroad-Pinion Project uneconomic; geological, hydrological and climatic events which may adversely affect infrastructure, operations and development plans, and the inability to effectively mitigate or predict with certainty the occurrence of such events; the Company’s limited operating history; the Company’s history of losses and expectation of future losses; uncertainty as to the Company’s ability to continue as a going concern; credit and liquidity risks associated with the Company’s financing activities, including constraints on the Company’s ability to raise and expend funds; delays in the performance of the obligations of the Company’s contractors and consultants, the receipt of governmental and third party approvals, licences and permits in a timely manner or to complete and successfully operate mining and processing components; the Company’s failure to accurately model and budget future capital and operating costs associated with the further development and operation of the Railroad-Pinion Project; adverse fluctuations in the market prices and availability of commodities and equipment affecting the Company’s business and operations; title defects to the Company’s mineral properties; the Company’s management being unable to successfully apply their skills and experience to attract and retain highly skilled personnel; the cyclical nature of the mining industry and increasing prices and competition for resources and personnel during mining cycle peaks; the Company’s failure to comply with laws and regulations or other regulatory requirements; the Company’s failure to comply with existing approvals, licences and permits, and the Company’s inability to renew existing approvals, licences and permits or obtain required new approvals, licences and permits on timelines required to support development plans; the Company’s failure to comply with environmental regulations, the tendency of such regulations to become more strict over time, and the costs associated with maintaining and monitoring compliance with such regulations; the adverse influence of third party stakeholders including social and environmental non-governmental organizations; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or pandemics or outbreaks of communicable diseases such as the coronavirus) and other geopolitical uncertainties; the adverse impact of competitive conditions in the mineral exploration and mining business; the Company’s failure to maintain satisfactory labour relations and the risk of labour disruptions or changes in legislation relating to labour; changes in national and local government legislation, taxation, controls, regulations and other political or economic developments in the jurisdictions in which the Company operates; limits of insurance coverage and uninsurable risk; the adverse effect of currency fluctuations on the Company’s financial performance; difficulties associated with enforcing judgments against directors residing outside of Canada; conflicts of interest; reduction in the price of Common Shares as a result of sales of Common Shares by existing shareholders; the dilutive effect of future acquisitions or financing activities and the failure of future acquisitions to deliver the benefits anticipated; trading and volatility risks associated with equity securities and equity markets in general; the Company’s not paying dividends in the foreseeable future or ever; failure of the Company’s information technology systems or the security measures protecting such systems; the costs associated with legal proceedings should the Company become the subject of litigation or regulatory proceedings; costs associated with complying with public company regulatory reporting requirements; and other risks involved in the exploration, development and mining business generally, including, without limitation, environmental risks and hazards, cave-ins, flooding, rock bursts and other acts of God or natural disasters or unfavourable operating conditions. Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended. See “Risk Factors” for a discussion of certain factors investors should carefully consider before deciding to invest in the Common Shares.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information.

Forward-looking information contained herein is made as of the date of this Prospectus Supplement and the Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The disclosure in this Prospectus Supplement has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the SEC’s requirements in Industry Guide 7 (“Industry Guide 7”). In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Industry Guide 7 normally does not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by Industry Guide 7 standards in documents filed with the SEC. United States investors should also understand that “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Investors are cautioned not to assume that any part, or all, of the mineral deposits in these categories will ever be converted into mineral reserves. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. In addition, the definitions of “proven” and “probable mineral reserves” used in NI 43-101 differ from the definitions in Industry Guide 7, and “reserves” under NI 43-101 may not qualify as “reserves” under Industry Guide 7. Disclosure of “contained ounces” is permitted disclosure under Canadian legislation; however, under Industry Guide 7, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. In addition, the documents incorporated by reference into this Prospectus Supplement include information regarding adjacent or nearby properties on which we have no right to mine. Under Industry Guide 7, the SEC does not normally allow U.S. companies to include such information in their filings with the SEC. The SEC has adopted new technical disclosure rules that are being phased in to replace Industry Guide 7. Such rules also differ in certain ways from NI 43-101. Accordingly, information contained in this Prospectus Supplement containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement is determined using IFRS, which differs from United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The financial statements of the Company incorporated by reference in this Prospectus Supplement are reported in Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and are referred to as “$” or “C$”. United States dollars are referred to as “US$”.

The high, low, average and closing exchange rates for a United States dollar in terms of the Canadian dollar for each of the periods indicated, as quoted by the Bank of Canada, were as follows:

	Year ended December 31 (C$)
	2020(1)	2019(1)	2018(1)
High	1.4496	1.3600	1.3642
Low	1.2718	1.2988	1.2288
Average	1.3415	1.3269	1.2957
Closing	1.2732	1.2988	1.3642

	Nine Months Ended September 30
	(C$)
	2020(1)	2019(1)
High for period	1.4496	1.3600
Low for period	1.2970	1.3038
Average	1.3541	1.3292
Closing	1.3339	1.3243

(1)	All exchange rates are based upon the daily average exchange rates provided by the Bank of Canada.

On February 10, 2021, the last trading day before the filing of this Prospectus Supplement, the daily average exchange rate, as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars, was C$1.00 equals US$0.7881.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the accompanying Shelf Prospectus and reference should be made to the accompanying Shelf Prospectus for full particulars thereof.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Company at Suite 610, 815 West Hastings Street, Vancouver, British Columbia, V6C 1B4 and are also available electronically in Canada at www.sedar.com or in the United States through EDGAR at www.sec.gov. The filings of the Company on SEDAR and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

The following documents, filed by the Company with securities commissions or similar regulatory authorities in Canada, which have also been filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Shelf Prospectus:

(a)	the annual information form of the Company for the year ended December 31, 2019, dated March 27, 2020 (the “Annual Information Form”);

(b)	the audited consolidated financial statements of the Company for the years ended December 31, 2019 and 2018, together with the independent registered public accounting firm’s report thereon and the notes thereto;

(c)	the management’s discussion and analysis of the Company for the year ended December 31, 2019;

(d)	the unaudited condensed interim financial statements of the Company for the three and nine month period ended September 30, 2020, together with the notes thereto (the “Interim Financial Statements”);

(e)	the management’s discussion and analysis of the Company for the nine month period ended September 30, 2020;

(f)	the management information circular of the Company dated May 12, 2020, prepared in connection with the annual meeting of shareholders of the Company held on June 24, 2020;

(g)	the material change report dated April 24, 2020 announcing the establishment of an at-the-market equity program to issue up to C$14,875,000 of Common Shares (the “ATM Program”);

(h)	the material change report dated July 23, 2020 announcing the entering into of a binding letter of intent between the Company and Orion Mine Finance (“Orion”) relating to a series of transactions totalling approximately US$22.5 million;

(i)	the material change report dated August 19, 2020 announcing the entering into of an at-the-market Equity Distribution Agreement with BMO Capital Markets to establish an at-the-market equity program to issue up to C$25,000,000 of Common Shares (the “Second ATM Program”);

(j)	the material change report dated December 8, 2020 announcing a finalized CEO succession plan whereby Jason Attew replaced Jonathan Awde as President and Chief Executive Officer of the Company on December 2, 2020 and, in connection with his appointment, Jason Attew subscribed for 1,000,000 Common Shares at a price of C$0.85; and

(k)	the template version of the indicative term sheet dated February 9, 2021 in connection with the Offering (the “Term Sheet”).

Any document of the type referred to in paragraphs (a)-(k) above or similar material and any documents required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, all material change reports (excluding confidential reports, if any), all annual and interim financial statements and management’s discussion and analysis relating thereto, or information circular or amendments thereto filed by the Company with any securities commissions or similar regulatory authority in Canada after the date of this Prospectus Supplement and during the period that this Prospectus Supplement is effective, will be deemed to be incorporated by reference in this Prospectus Supplement and will automatically update and supersede information contained or incorporated by reference in this Prospectus Supplement. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

Any statement contained in this Prospectus Supplement, in the accompanying Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in the accompanying Shelf Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the accompanying Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement.

Documents and information in an annual report on Form 40-F filed by the Company with the SEC under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), from the date of this Prospectus Supplement and prior to the completion of the Offering shall be deemed incorporated by reference into this Prospectus Supplement and the Registration Statement (as defined below) of which this Prospectus Supplement forms a part. To the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part. In addition, we may incorporate by reference into this Prospectus Supplement, or the Registration Statement of which it forms a part, other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.

References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Shelf Prospectus, and we disclaim any such incorporation by reference.

In connection with the Offering, the Underwriters used the Term Sheet as “marketing materials” (as such term is defined in NI 44-101 Short Form Prospectus Distributions). The Marketing Materials do not form part of this Prospectus Supplement and the accompanying Shelf Prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any “marketing materials” filed after the date of this Prospectus Supplement and before the termination of the distribution of the securities offered pursuant to this Prospectus Supplement (together with the Shelf Prospectus) is deemed to be incorporated by reference in this Prospectus Supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the Shelf Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of a registration statement on Form F-10 (File No. 333-248661) (the “Registration Statement”) of which this Prospectus Supplement and the Shelf Prospectus forms a part:

(a)	the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the Shelf Prospectus;

(b)	consent of Davidson & Company LLP, the auditor of the Company;

(c)	consent of the “qualified persons” referred to in this Prospectus Supplement under “Interests of Experts”;

(d)	powers of attorney from certain of the Company’s officers and directors; and

(e)	the Underwriting Agreement dated February 11, 2021 between the Company and the Underwriters.

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the U.S. Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Reports and other information filed by the Company with, or furnished to, the SEC may be inspected and copied at the public reference facilities maintained by the SEC in the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549 by paying a fee. Prospective investors may call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information regarding the public reference facilities. The SEC also maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

The Company has filed with the SEC the Registration Statement on Form F-10 under the United States Securities Act of 1933 with respect to the Offered Shares. This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Offered Shares, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus Supplement, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC’s website: www.sec.gov.

THE COMPANY

Overview

The Company is a British Columbia company focused on the development of district-scale and other gold-bearing mineral resource properties exclusively in the State of Nevada, United States and the permitting, exploration and de-risking of such properties. None of the Company’s properties are currently in production.

The Company’s flagship property is the Railroad-Pinion project located along the Piñon mountain range approximately 15 miles (24 kilometers) south-southeast of Carlin, NV, in the Railroad mining district (the “Railroad-Pinion Project” or “Railroad-Pinion”). The Railroad-Pinion Project has two adjacent parts: the North Railroad portion, which includes the POD, Sweet Hollow and North Bullion deposits and the South Railroad portion, which includes the Dark Star deposit, the Pinion deposit and the Jasperoid Wash deposit (the “South Railroad Project”). The Railroad-Pinion Project is an intermediate to advanced stage gold exploration project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada, adjacent to and south of Nevada Gold Mines’ Rain Mining District. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production exceeding 80,000,000 ounces of gold. Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin-style gold deposits. The Railroad-Pinion Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend.

Scientific and technical disclosure for the Railroad-Pinion Project is supported by the technical report with an effective date of February 13, 2020, entitled “South Railroad Project NI 43-101 Technical Report, Updated Preliminary Feasibility Study, Carlin Trend, Nevada, USA”, (the “Updated PFS Technical Report”), prepared by M3 Engineering & Technology Corporation.

Recent Developments

On July 16, 2020, the Company announced a strategic partnership with Orion. As part of the partnership, Orion purchased approximately US$20.5 million of Common Shares, entered into a silver streaming agreement to purchase 100% of the silver production from the South Railroad Project at a price of 15% of the prevailing market price for silver in exchange for a US$2.0 million payment to the Company and agreed to provide the Company with a term sheet up to US$200 million to help finance construction of the South Railroad Project.

In October and November 2020, the Company announced the 2020 drilling results from the Dark Star and Pinion deposits, and the LT oxide gold target. At Pinion, drilling focused on inferred mineral resources with the goal of conversion to measured and indicated mineral resources, and to provide material for metallurgical testing. At Dark Star, drilling was completed to the east of the Main Dark Star deposit. At LT, the drill program tested structural and stratigraphic targets to the north and south of a historic drillhole.

On November 6, 2020, the Company submitted its Plan of Operations to the Bureau of Land Management Nevada (“BLM”), outlining the plans to build and operate the proposed South Railroad Project.

On December 2, 2020, the Company announced the appointment of Jason Attew as President and CEO, succeeding Jonathan Awde. Mr. Attew brings over 25 years of mining experience, most recently as Chief Financial Officer at Goldcorp Inc. (“Goldcorp”). At Goldcorp, Mr. Attew was responsible for the finance, capital management, investor relations, corporate development and strategy.

On February 1, 2021, the Company announced its Plan of Operations, outlining the Company’s plans to build and operate the South Railroad Project, had been ruled complete by the BLM. Having the Plan of Operations ruled complete by the BLM allows the company to commence the Environmental Impact Statement (“EIS”) process pursuant to the National Environmental Policy Act. Under current guidelines, and taking into account the assumptions set out in the Plan of Operations, the EIS process is estimated to take between 12 to 18 months to complete.

For a further description of the business of the Company, see the sections entitled “General Development of the Business” and “Description of the Business” in the Annual Information Form.

RISK FACTORS

An investment in the Offered Shares is highly speculative and involves significant risks. Any prospective investor should review and carefully consider all of the information contained and incorporated by reference in this Prospectus Supplement and in particular, the risk factors identified in the Annual Information Form, before purchasing any of the Offered Shares distributed under this Prospectus Supplement. The risks described herein are not the only risk factors facing the Company and should not be considered exhaustive. Additional risks and uncertainties not currently known to the Company, or that the Company currently considers immaterial, may also materially and adversely affect the business, operations and condition, financial or otherwise, of the Company.

Equity securities are subject to trading and volatility risks

The securities of publicly traded companies, particularly mineral exploration and development companies, can experience a high level of price and volume volatility and the value of the Company’s securities can be expected to fluctuate depending on various factors, not all of which are directly related to the success of the Company and its operating performance, underlying asset values or prospects. These include the risks described elsewhere in this Prospectus Supplement. Factors which may influence the price of the Company’s securities, including the Offered Shares, include, but are not limited to: worldwide economic conditions; changes in government policies; investor perceptions; movements in global interest rates and global stock markets; the current outbreak of COVID-19 and any future emergence and spread of pathogens; variations in operating costs; the cost of capital that the Company may require in the future; metals prices; the price of commodities necessary for the Company’s operations; recommendations by securities research analysts; issuances of Common Shares or debt securities by the Company; operating performance and, if applicable, the share price performance of the Company’s competitors; the addition or departure of key management and other personnel; the expiration of lock-up or other transfer restrictions on outstanding Common Shares; significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors; news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related industry and market issues affecting the mining sector; publicity about the Company, the Company’s personnel or others operating in the industry; loss of a major funding source; and all market conditions that are specific to the mining industry.

There can be no assurance that such fluctuations will not affect the price of the Company’s securities, and consequently purchasers of Offered Shares may not be able to sell Offered Shares at prices equal to or greater than the price or value at which they purchased the Offered Shares or acquired them by way of the secondary market.

Sales by existing shareholders can reduce share prices

Sales of a substantial number of Common Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could reduce the market price of the Offered Shares. If this occurs and continues, it could impair the Company’s ability to raise additional capital through the sale of securities.

The Company’s growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

In recent years, global financial markets have been characterized by extreme volatility impacting many industries, including the mining industry. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises. A sudden or prolonged slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the

Company’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including, but not limited to, material changes in the price of oil and other commodities, the volatility of metal prices, governmental policies, geopolitical instability, war, terrorism, the devaluation and volatility of global stock markets, natural disasters and the current outbreak of COVID-19 and any future emergence and spread of pathogens. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

The Company is likely a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. investors.

Potential investors in the Offered Shares who are U.S. taxpayers should be aware that the Company believes it was classified as a “passive foreign investment company” or “PFIC” during the tax year ended December 31, 2020, and based on current business plans and financial expectations, the Company expects that it may be a PFIC for the current tax year and future tax years. If the Company is a PFIC for any year during a U.S. taxpayer’s holding period of Offered Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Offered Shares or any so-called “excess distribution” received on its Offered Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF Election (as defined below) or a Mark-to-Market Election (as defined below). Subject to certain limitations, such elections may be made with respect to the Offered Shares. A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Offered Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules”. Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Offered Shares.

Investors may lose their entire investment

An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

Negative operating cash flow

The Company is a development stage company and has not generated cash flow from operations. The Company is devoting significant resources to the development of its properties; however, there can be no assurance that it will generate positive cash flow from operations in the future. The Company expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project. The Company currently has negative cash flow from operating activities.

In the event that the Company’s operating cash flow is not positive in future financial periods it may need to raise additional capital in order to fund operations. There is no guarantee that additional funds will be available on terms acceptable to the Company or at all.

Discretion in the use of proceeds

The Company currently intends to allocate the net proceeds received from the Offering as described under “Use of Proceeds”; however, management will have discretion in the actual application of such net proceeds, and may elect to allocate net proceeds differently from that described under “Use of Proceeds” if determined by the Company’s Board of Directors (the “Board”) to be in the Company’s best interests to do so. Shareholders may not agree with the manner in which the Board and management choose to allocate and spend the net proceeds. The failure by management to apply these funds effectively could have a material adverse effect on the Company’s business.

Dilution from equity financing could negatively impact holders of Common Shares

The Company may from time to time raise funds through the issuance of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. The Company cannot predict the size or price of future issuances of Common Shares or the size or terms of future issuances of debt instruments or other securities convertible into Common Shares, or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Offered Shares. With any additional sale or issuance of Common Shares, or securities convertible into Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per share.

The Common Shares do not pay dividends

No dividends on the Common Shares have been declared or paid to date. The Company anticipates that, for the foreseeable future, it will retain its cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including earnings, operating results, financial condition, current and anticipated cash needs and any restrictions in financing agreements, and the Company may never pay dividends.

Coronavirus (COVID-19)

The Company faces risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. The Company’s business could be adversely impacted by the effects of the global outbreak of COVID-19, and the related measures being taken in the jurisdictions in which the Company operates including travel bans and “stay at home orders”. The extent to which the coronavirus and related restrictions impacts the Company’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. In particular, the continued spread of the coronavirus globally could materially and adversely impact the Company’s business including without limitation, employee health, workforce productivity, increased insurance premiums, increased expenses, limitations on travel, the availability of industry experts and personnel, restrictions to its drill program and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Company’s control, which may have a material and adverse effect on the its business, financial condition and results of operations. Such adverse effect could be rapid and unexpected. Such disruptions may severely impact the Company’s ability to carry out its business plans in accordance with the “Use of Proceeds” section below. There can be no assurance that the Company’s personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased medical costs and insurance premiums as a result of these health risks. In addition, a significant outbreak of coronavirus could result in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and our future prospects. Such public health crises can result in volatility and disruptions in the supply and demand for gold and other metals and minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation.

Numerous state and local jurisdictions have imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. The Company’s development activities, including infill drilling as well as exploration drilling are considered an “essential business” in Nevada and are permitted to continue, so long as these activities are conducted in a safe manner and social distancing measures are maintained. However, if the governor of Nevada were to issue an order restricting or re-classifying the Company’s activities, this could have an adverse effect on the Company’s business and operations.

USE OF PROCEEDS

The net proceeds to the Company from the Offering are estimated to be approximately C$28,082,580 (C$32,347,467 if the Over-Allotment Option is exercised in full), after deducting the Underwriting Fee of C$1,575,420 (C$1,811,733 if the Over-Allotment Option is exercised in full) and the estimated expenses of the Offering of C$380,000. The Company expects to use the net proceeds as follows:

Principal Purposes

The Company currently intends, subject to its sole discretion to change such allocation after the date of this Prospectus Supplement, to use the net proceeds to fund the development, permitting, and exploration at the Railroad-Pinion Project, as follows:

Principal Purposes	Estimated Amount to be
Expended (assuming no
exercise of Over-Allotment
Option)
Railroad-Pinion Project
Completing Feasibility Study, including securing long-lead project items	C$10,000,000
Advancement of permitting	C$4,000,000
Development, exploration and claim maintenance	C$8,000,000
Subtotal	C$22,000,000
General
General corporate and working capital purposes(1)	C$6,082,580
Subtotal	C$6,082,580
TOTAL	C$28,082,580(2)

(1)	Funds allocated to general corporate purposes may be allocated to corporate expenses, business development, potential future acquisitions, working capital and general administrative expenses, and to other purposes.
(2)	This figure represents the estimated net proceeds of the Offering after payment of the Underwriting Fee and estimated expenses of the Offering of C$380,000, assuming no exercise of the Over-Allotment Option.

If the Over-Allotment Option is exercised, in whole or in part, the net proceeds from such exercise will be used to further fund development and exploration activities at the Railroad-Pinion Project.

Although the Company intends to use the net proceeds from the Offering as set forth above, the actual allocation of the net proceeds may vary from those allocations set out above, depending on future developments or unforeseen events, including those listed under the “Risk Factors” section of this Prospectus Supplement and the Shelf Prospectus. Potential investors are cautioned that, notwithstanding the Company’s current intentions regarding the use of the net proceeds of the Offering, there may be circumstances where a reallocation of the net proceeds may be advisable for reasons that management believes, in its discretion, are in the Company’s best interests. See “Risk Factors – Discretion in the use of proceeds”.

The Company has limited financial resources and does not generate any cash flow from current operations. As such, the Company will continue to require additional funding following the Offering to carry out future operations, maintain its properties and fund further exploration and, if warranted, development activities. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. The ability of the Company to arrange additional financing in the future will depend, in part, upon the then prevailing capital market conditions as well as the business performance of the Company. See “Risk Factors –Negative operating cash flow”.

Business Objectives and Milestones

The Company intends to use the net proceeds of the Offering to fund ongoing programs to advance the Railroad-Pinion Project. These programs include, but are not limited to:

(a)	the finalization and publication of the South Railroad Project Feasibility Study, including undertaking detailed engineering, completing EPCM (Engineering, Procurement and Construction Management) scope and placing deposits on long-lead items such as liquid natural gas generators;

(b)	advancement of permitting at the South Railroad Project, including commencement of the EIS process pursuant to the National Environmental Policy Act, which, under current guidelines and taking into account the assumptions set out in the Plan of Operations, is estimated to take between 12 to 18 months to complete;

(c)	plan and execute a drill program at the Railroad-Pinion Project focused on both development and exploration drilling. Drilling is anticipated to commence in the summer of 2021. The focus of the drilling program will be developed once final drill assays from the 2020 drilling program are received. It is anticipated that drilling will focus on the Dark Star and Pinion deposits and the LT target; and

(d)	advance development initiatives at the South Railroad Project. These include, but are not limited to, securing of water rights, the purchase of land to gain road access to the project, hydrology testing and metallurgical testing.

PLAN OF DISTRIBUTION

The Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have agreed to purchase on the Closing Date, the Offered Shares at the Offering Price, payable in cash to the Company, against delivery of such Offered Shares, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement. The obligations of the Underwriters under the Underwriting Agreement are several (and not joint nor joint and several) and may be terminated at their discretion upon the occurrence of certain stated events as set out in the Underwriting Agreement including standard “material change out”, “regulatory out”, “disaster out” and “breach out” rights of termination. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement. The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement, such as receipt by the Underwriters of officers’ certificates and legal opinions.

The Company has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters, until 5:00 p.m. (Vancouver time) on the date that is 30 days after the Closing Date, to purchase up to an additional 5,115,000 Over-Allotment Shares at the Offering Price to cover over-allotments, if any, and for market stabilization purposes. This Prospectus Supplement and the Shelf Prospectus also qualify the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares upon exercise of the Over-Allotment Option. Any purchaser who acquires Over-Allotment Shares forming part of the over-allotment position of the Underwriters pursuant to the Over-Allotment Option acquires such securities under this Prospectus Supplement and the Shelf Prospectus, regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Offering is being made concurrently in all of the provinces and territories of Canada, except Québec, in the United States pursuant to the MJDS and, subject to applicable law, in certain jurisdictions outside of Canada and the United States through the Underwriters either directly or through their respective broker-dealer affiliates or agents, as applicable, in accordance with the Underwriting Agreement.

The Offering Price was determined by negotiation between the Company and the Lead Underwriter, on behalf of the Underwriters.

Pursuant to the terms of the Underwriting Agreement, the Company has agreed to indemnify the Underwriters, and certain of their related parties, insofar as any losses, claims, damages, liabilities, costs and expenses caused by or arising directly or indirectly by reason of the transactions contemplated in the Underwriting Agreement, provided however that the Company shall not be required to indemnify any such person for any losses, claims, damages, liabilities, costs or expenses which have resulted from fraud, fraudulent misrepresentation, wilful misconduct or gross negligence.

Pursuant to the terms of the Underwriting Agreement, the Company has agreed to pay the Underwriting Fee (5.25% of the gross proceeds of the Offering) in consideration for the services rendered in connection with the Offering. The Company has also agreed to reimburse the Underwriters for reasonable fees and expenses, including legal expenses incurred in connection with the Offering.

Pursuant to the terms of the Underwriting Agreement, the Company has agreed for a period of 90 days following the Closing Date not to issue, authorize or agree to issue or approve for issuance any Common Shares or any securities convertible or exchangeable for or exercisable to acquire Common Shares, subject to certain limited exceptions. The Company has also agreed to use commercially reasonable efforts cause each of the directors and senior officers of the Company to enter into lock up agreements in form and substance satisfactory to the Lead Underwriter, acting reasonably, evidencing their agreement to not, without the consent of the Lead Underwriter, which consent shall not be unreasonably withheld or delayed, and subject to certain customary exceptions, offer, sell, transfer, pledge, assign, resell or otherwise dispose of (or announce any intention to do so) any securities of the Company held by them or agree to or announce any such offer or sale for a period of 90 days following the Closing Date.

Pursuant to policies of certain Canadian securities regulatory authorities, the Underwriters may not, throughout the period of distribution under the Offering, bid for or purchase Common Shares for their own accounts or for accounts over which they exercise control or direction. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under Universal Market Integrity Rules for Canadian marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of preventing or mitigating a decline in the market price of the Common Shares, and may cause the price of the Offered Shares to be higher than would otherwise exist in the open market absent such stabilizing activities. As a result, the price of the Offered Shares may be higher than the price that might otherwise exist in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters may carry out these transactions on the TSX and NYSE American, in the over-the-counter market or otherwise.

The Offered Shares sold by the Underwriters to the public will initially be offered at the Offering Price specified on the cover page. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price specified on the cover page, the Underwriters may change the Offering Price and the other selling terms to an amount not greater than the Offering Price set forth on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company. The decrease in the Offering Price will not decrease the amount of net proceeds of the Offering to the Company.

Subscriptions for the Offered Shares will be received, subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice.

The Company has applied to list the Common Shares distributed under this Prospectus Supplement on the TSX and NYSE American, including any Over-Allotment Shares issued in connection with any exercise of the Over-Allotment Option. Listing will be subject to the Company fulfilling all the listing requirements of the TSX and NYSE American.

The Underwriters and their affiliates have provided in the past to the Company and its affiliates, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, the Underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in the Company’s debt or equity securities or loans, and may do so in the future.

Settlement

It is expected that the Company will arrange for the electronic deposit of the Offered Shares distributed under the Offering under the book-based system of registration, to be registered in the name of CDS or its nominee and will be deposited with CDS on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealers from whom the Offered Shares are purchased.

The Closing Date will be more than two business days following the date of this Prospectus Supplement (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Offered Shares prior to the Closing Date will be required, by virtue of the fact that the Offered Shares will not settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Offered Shares who wish to trade their Offered Shares prior to the Closing Date should consult their own advisors.

DESCRIPTION OF THE SECURITIES DISTRIBUTED

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value, of which 318,261,205 Common Shares are issued and outstanding as at the date hereof (338,365,953 Common Shares on a fully-diluted basis, assuming the exercise and conversion of all outstanding options and restricted share units).

The holders of Common Shares are entitled to vote at all meetings of shareholders of the Company (with each Common Share having one vote on a ballot), to receive dividends if, as and when declared by the Board and to participate rateably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. Distribution in the form of dividends, if any, will be set by the Board.

Provisions as to the modification, amendment or variation of the rights attached to the share capital of the Company are contained in the Company’s articles and the Business Corporations Act (British Columbia). Generally speaking, substantive changes to the share capital require the approval of the Company’s shareholders by special resolution (at least 66 2/3% of the votes cast).

On September 12, 2017, the Company adopted a shareholder rights plan (the “Rights Plan”) for the purpose of preventing, to the extent possible, a creeping takeover bid of the Company to ensure that (i) every shareholder will have an equal opportunity to participate in such a bid, and (ii) all shareholders are treated fairly in connection with such a bid. The Rights Plan provides that one “right” attaches to each outstanding Common Share entitling the holder to purchase, in the prescribed circumstances and subject to exceptions, additional Common Shares in accordance with the terms and conditions of the rights agreement dated September 12, 2017 between the Company and Computershare Trust Company of Canada, as rights agent. The shareholders of the Company approved the renewal and reconfirmation of the Rights Plan at the Company’s annual general and special meeting held on June 24, 2020.

The Common Shares are listed on the TSX and NYSE American, in each case under the symbol “GSV”.

CONSOLIDATED CAPITALIZATION

Since September 30, 2020, the date of the Interim Financial Statements, there have been no material changes in our consolidated share or debt capital other than as set out under the heading “Prior Sales”.

The following table sets forth our cash and cash equivalents, long term debt and capitalization as of September 30, 2020, on an actual basis and as adjusted to give effect to the Offering as though it had occurred on such date. This table should be read in conjunction with the Interim Financial Statements, including the notes thereto.

	As at September 30,	As at September 30,	As at September 30,
	2020	2020 after giving effect	2020 after giving effect
		to the Offering but	to the Offering and the
		before giving effect to	exercise of the Over-
		the exercise of the	Allotment Option
		Over-Allotment Option

	(C$’000, except	(C$’000, except	(C$’000, except
	Common Share	Common Share	Common Share
	information)	information)	information)
Cash	$25,916	$55,954(1)(2)	$60,219(1)(2)
Non-current liabilities	$2,472	$2,472	$2,472
Outstanding Common Shares (unlimited authorization)	315,163,600	352,361,205(3)	357,476,205(3)
Share capital (unlimited authorization)	$327,936	$359,308(4)	$363,573(4)
Current liabilities	$3,993	$3,993	$3,993

(1)	After deduction of the Underwriting Fee and the estimated expenses of the Offering.
(2)	Includes proceeds of stock option exercises subsequent to September 30, 2020 of C$1,131,500 and the proceeds of the private placement completed by the Company on December 7, 2020 of C$854,000. See “Prior Sales”.
(3)	Includes Common Shares issued upon the exercise of stock options and the vesting of restricted share units for Common Shares since September 30, 2020 and the 1,000,000 Common Shares issued pursuant to the private placement completed by the Company on December 7, 2020. See “Prior Sales”.
(4)	After giving effect to the Common Shares issued upon the exercise of stock options and the vesting of restricted share units for Common Shares since September 30, 2020 and the 1,000,000 Common Shares issued pursuant to the private placement completed by the Company on December 7, 2020. See “Prior Sales”.

PRIOR SALES

The following table summarizes the details of Common Shares and securities convertible into or exercisable for Common Shares issued by the Company within the 12-month period before the date of this Prospectus Supplement:

Common Shares

	Price per Common Share	Number of Common
Date of Issuance	(C$)	Shares	Reason for Issuance
April 23, 2020	0.88	3,800	Sales through ATM Program
April 24, 2020	0.88	4,200	Sales through ATM Program
April 27, 2020	0.88	18,746	Sales through ATM Program
April 28, 2020	0.89	252,218	Sales through ATM Program
April 29, 2020	0.92	243,594	Sales through ATM Program
April 30, 2020	0.94	20,165	Sales through ATM Program
May 4, 2020	0.92	5,514,400	Sales through ATM Program

	Price per Common Share	Number of Common
Date of Issuance	(C$)	Shares	Reason for Issuance
May 8, 2020	1.07	3,312	Sales through ATM Program
June 2, 2020	0.94	4,001,279	Sales through ATM Program
June 29, 2020	1.10	217,966	Sales through ATM Program
June 30, 2020	1.06	1,763,724	Sales through ATM Program
July 1, 2020	1.14	155,676	Sales through ATM Program
July 2, 2020	1.17	306,750	Sales through ATM Program
July 6, 2020	1.17	174,974	Sales through ATM Program
July 8, 2020	1.17	861,674	Sales through ATM Program
July 9, 2020	1.22	195,000	Sales through ATM Program
July 10, 2020	1.17	200,000	Sales through ATM Program
July 14, 2020	1.12	200,000	Sales through ATM Program
July 16, 2020	1.05	960,000	Sales through ATM Program
July 31, 2020	1.05	6,619,191	Private placement to Orion
August 12, 2020	0.73	100,000	Stock options exercised
August 21, 2020	0.73	25,000	Stock options exercised
September 4, 2020	1.05	15,000,000	Sales through ATM Program
December 2, 2020	0.91	292,740	Restricted share units vested
December 7, 2020	0.85	1,000,000	Private placement
December 7, 2020	0.73	75,000	Stock options exercised
December 9, 2020	0.73	700,000	Stock options exercised
December 14, 2020	0.73	450,000	Stock options exercised
December 14, 2020	0.73	325,000	Stock options exercised
January 26, 2021	0.80	72,175	Restricted share units vested
January 29, 2021	0.88	132,106	Restricted share units vested
February 1, 2021	0.91	50,584	Restricted share units vested

Stock Options and Restricted Share Units

		Exercise Price per
Date of Issuance	Security	Security (C$)	Number of Securities
September 23, 2020	Stock Options	1.02	40,000
December 2, 2020	Stock Options	0.854	1,600,000
December 2, 2020	Restricted Share Units	-	292,740
December 4, 2020	Stock Options	0.91	50,000
January 4, 2021	Stock Options	0.927	1,450,000
January 4, 2021	Restricted Share Units	-	585,437
January 21, 2021	Stock Options	0.84	3,477,655
January 21, 2021	Restricted Share Units	-	1,930,439
January 29, 2021	Stock Options	0.886	542,430

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX and the NYSE American under the symbol “GSV”. The following table sets forth, for the periods indicated, the high and low sale prices per Common Share and the total monthly trading volumes, as reported on TSX, during the 12 months preceding the date of this Prospectus Supplement.

Month	High (C$)	Low (C$)	Volume
February 2020	1.04	0.82	13,612,130
March 2020	0.92	0.46	11,191,865
April 2020	0.95	0.68	6,286,467
May 2020	1.07	0.86	6,541,802
June 2020	1.20	0.89	5,172,353
July 2020	1.25	1.02	8,838,252
August 2020	1.50	1.07	15,257,541
September 2020	1.19	0.96	5,717,947
October 2020	1.07	0.87	2,920,298
November 2020	0.95	0.82	2,028,268
December 2020	1.05	0.87	2,238,652
January 2021	1.00	0.79	3,646,457
February 1-10, 2021	1.15	0.90	4,007,506

The following table sets forth, for the periods indicated, the high and low sale prices per Common Share and the total monthly trading volumes, as reported on the NYSE American, during the 12 months preceding the date of this Prospectus Supplement.

Month	High (US$)	Low (US$)	Volume
February 2020	0.79	0.61	3,715,749
March 2020	0.70	0.27	7,899,555
April 2020	0.67	0.48	3,304,883
May 2020	0.77	0.61	2,147,815
June 2020	0.87	0.65	3,366,423
July 2020	0.93	0.76	3,771,506
August 2020	1.14	0.79	4,977,114
September 2020	0.92	0.71	3,752,774
October 2020	0.80	0.65	1,399,117
November 2020	0.73	0.62	1,273,985
December 2020	0.82	0.67	3,483,957
January 2021	0.78	0.61	2,671,042
February 1-10, 2021	0.91	0.71	3,639,470

On February 10, 2021, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$1.10 and on the NYSE American was US$0.87.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”) generally applicable to a holder who acquires Offered Shares as beneficial owner pursuant to this Prospectus Supplement and the Shelf Prospectus and who, at all relevant times, for the purposes of the Tax Act and the Regulations, deals at arm’s length with the Company and the Underwriters, is not affiliated with the Company or the Underwriters, and will acquire and hold such Offered Shares as capital property (each, a “Holder”), all within the meaning of the Tax Act. Offered Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Offered Shares or is deemed to hold or use the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (a) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (b) an interest in which is or would constitute a “tax shelter investment” as defined in the Tax Act; (c) that is a “specified financial institution” as defined in the Tax Act; (d) that is a corporation resident in Canada (for the purpose of the Tax Act) or a corporation that does not deal at arm’s length (for purposes of the Tax Act) with a corporation resident in Canada, and that is or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act; (e) that reports its “Canadian tax results”, as defined in the Tax Act, in a currency other than Canadian currency; (f) that is exempt from tax under the Tax Act; or (g) that has entered into, or will enter into, a “synthetic disposition arrangement” or a “derivative forward agreement” with respect to the Offered Shares, as those terms are defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals to amend the Tax Act and the Regulations (the “Tax Proposals”) which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-United States Tax Convention (1980) (the “Canada-U.S. Tax Convention”), and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder’s particular circumstances. Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act, is resident or deemed to be resident in Canada at all relevant times (each, a “Resident Holder”). Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Offered Shares, and every other “Canadian security” (as defined by the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends

Dividends received or deemed to be received on the Offered Shares will be included in computing a Resident Holder’s income. In the case of a Resident Holder who is an individual (including certain trusts), dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder’s income and be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for “eligible dividends” properly designated as such by the Company. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

Dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders, who are individuals, should consult their own tax advisors in this regard.

In the case of a Resident Holder that is a corporation, such dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder’s income and will normally be deductible in computing such Resident Holder’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is in a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the year.

Disposition of Offered Shares

A Resident Holder who disposes of, or is deemed to have disposed of, an Offered Share (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such Offered Share immediately before the disposition or deemed disposition and any reasonable expenses incurred for the purpose of making the disposition. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Common Shares held as capital property at that time by the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Losses”.

Taxation of Capital Gains and Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder must be included in the Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an “allowable capital loss”) must generally be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent year against taxable capital gains realized in such years, in the circumstances and to the extent provided in the Tax Act.

Capital gains realized by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

A capital loss realized on the disposition or deemed disposition of an Offered Share by a Resident Holder that is a corporation may in, certain circumstances, be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on the Offered Share. Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares. A Resident Holder to which these rules may be relevant is urged to consult its own tax advisor.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include an amount in respect of taxable capital gains.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, Offered Shares in a business carried on in Canada (each, a “Non-Resident Holder”). The term “U.S. Holder,” for the purposes of this summary, means a Non-Resident Holder who, for purposes of the

Canada-U.S. Tax Convention, is at all relevant times a resident of the United States and is a “qualifying person” within the meaning of the Canada-U.S. Tax Convention. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention based on their particular circumstances.

Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act). Such Non-Resident Holders should consult their own advisors.

Taxation of Dividends

Subject to an applicable tax treaty or convention, dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Offered Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend. Such rate is generally reduced under the Canada-U.S. Tax Convention to 15% if the beneficial owner of such dividend is a U.S. Holder. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. In addition, under the Canada-U.S. Tax Convention, dividends may be exempt from such Canadian withholding tax if paid to certain U.S. Holders that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations or qualifying trusts, companies, organizations or arrangements operated exclusively to administer or provide pension, retirement or employee benefits or benefits for the self-employed under one or more funds or plans established to provide pension or retirement benefits or other employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of Offered Shares, unless the Offered Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and are not “treaty-protected property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition.

Generally, as long as the Offered Shares are then listed on a designated stock exchange (which currently includes the TSX), the Offered Shares will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with which the Non-Resident Holder does not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder or persons which do not deal at arm’s length with the Non-Resident Holder, or any combination of them, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (b) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists).

An applicable income tax treaty or convention may apply to exempt a Non-Resident Holder from tax under the Tax Act in respect of a disposition of Offered Shares notwithstanding that such shares may constitute taxable Canadian property. In the case of a U.S. Holder, the Offered Shares of such U.S. Holder will generally constitute “treaty-protected property” for purposes of the Tax Act unless the value of the Offered Shares is derived principally from real property situated in Canada. For this purpose, “real property” has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

If Offered Shares are taxable Canadian property of a Non-Resident Holder and are not treaty-protected property of the Non-Resident Holder at the time of their disposition, the consequences above under “Residents of Canada –Disposition of Offered Shares” and “Residents of Canada – Taxation Capital Gains and Losses” will generally apply.

Non-Resident Holders whose Offered Shares may be taxable Canadian property should consult their own advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations relevant to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Offered Shares acquired pursuant to the Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Except as discussed below, this summary does not discuss applicable income tax reporting requirements. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative positions of the IRS, the Treaty and U.S. court decisions that are in effect as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of the Offered Shares acquired in the Offering that is:

• an individual who is a citizen or resident of the U.S. as determined for U.S. federal income tax purposes;

• a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S., any state thereof or the District of Columbia;

• an estate whose income is subject to U.S. federal income taxation regardless of its source; or

• a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own the Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire the Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold the Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules; (i) are partnerships or other pass-through entities (and investors in such partnerships and entities); (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares; (k) are U.S. expatriates, dual-residents or former long-term residents of the U.S.; or (l) are subject to taxing jurisdictions other than, or in addition to, the U.S. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of the Offered Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds the Offered Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of the Offered Shares.

Passive Foreign Investment Company Rules

If the Company is considered a “passive foreign investment company” (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares.

The Company believes that it was classified as a PFIC for its prior tax year, and based on current business plans and financial expectations, the Company expects that it may be a PFIC for its current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the Company’s PFIC status for the current year and future years cannot be predicted with certainty as of the date of this Prospectus Supplement. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by the Company. Each U.S. Holder should consult its own tax advisor regarding the Company’s status as a PFIC and the PFIC status of each non-U.S. subsidiary of the Company.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC for any tax year in which (a) 75% or more of the gross income of the Company for such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of the assets of the Company either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person”, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under the “Default PFIC Rules” discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Offered Shares are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Offered Shares.

Default PFIC Rules

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the purchase of Offered Shares and the acquisition, ownership, and disposition of Offered Shares will depend on whether such U.S. Holder makes a “qualified electing fund” or “QEF” election (a “QEF Election”) or makes a mark-to-market election (a “Mark-to-Market Election”) with respect to Offered Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be taxable as described below.

A Non-Electing U.S. Holder will be subject to the default PFIC rules with respect to (a) any gain recognized on the sale or other taxable disposition of Offered Shares and (b) any excess distribution received on the Offered Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Offered Shares, if shorter).

Pursuant to the default PFIC rules, any gain recognized on the sale or other taxable disposition of Offered Shares of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such Offered Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be rateably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Offered Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Offered Shares, it will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. If the Company ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Offered Shares by electing to recognize gain (which will be taxed as discussed above) as if such Offered Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Offered Shares begins generally will not be subject to the rules discussed above with respect to its Offered Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the Company’s net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the Company’s ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Offered Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

For each tax year that the Company qualifies as a PFIC, the Company: (a) intends to make available to U.S. Holders, upon their written request, a PFIC Annual Information Statement as described in applicable Treasury Regulations and (b) upon written request, use commercially reasonable efforts to provide such additional information that such U.S. Holder is reasonably required to obtain in connection with maintaining such QEF Election with regard to the Company. The Company may elect to provide such information on its website. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election. If the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to Offered Shares only if the Offered Shares are marketable stock. The Offered Shares generally will be “marketable stock” if the Offered Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Offered Shares are “regularly traded” as described in the preceding sentence, the Offered Shares are expected to be marketable stock. However, there can be no assurance that the Offered Shares will be “regularly traded” in subsequent calendar quarters. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the default rules discussed above with respect to such Offered Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Offered Shares and such U.S. Holder has not made a timely QEF Election, the default rules discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in the Offered Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Offered Shares, over (ii) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Offered Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Offered Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Offered Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares.

Ownership and Disposition of Offered Shares

The following discussion is subject in its entirety to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Offered Shares will constitute ordinary dividend income. Dividends received on Offered Shares generally will not be eligible for the “dividends received deduction”.

Subject to applicable limitations and provided the Company is eligible for the benefits of the Treaty or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

A U.S. Holder generally will recognize gain or loss on the sale or other taxable disposition of Offered Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Offered Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Offered Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax, (currently at the rate of 24%), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

This discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE FOREGOING DISCUSSION DOES NOT COVER ALL U.S. TAX MATTERS THAT MAY BE IMPORTANT TO U.S. HOLDERS. PROSPECTIVE U.S. HOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE OFFERED SHARES, IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCE.

LEGAL MATTERS

Certain legal matters relating to the Offered Shares offered by this Prospectus Supplement will be passed upon for the Company by (i) Blake, Cassels & Graydon LLP with respect to matters of Canadian law, and (ii) Dorsey & Whitney LLP with respect to matters of United States law. In addition, certain legal matters in connection with the Offering will be passed upon for the Underwriters by (i) Cassels, Brock & Blackwell LLP with respect to matters of Canadian law, and (ii) Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to matters of United States law. The partners, counsel and associates of each of Blake, Cassels & Graydon LLP and Cassels, Brock & Blackwell LLP, respectively as a group, beneficially own directly and indirectly, less than 1% of the outstanding Common Shares.

INTEREST OF EXPERTS

Information of a scientific or technical nature included or incorporated by reference in this Prospectus has been reviewed and approved by Art Ibrado, PhD, PE. and Matthew Sletten, PE., both of M3 Engineering & Technology Corporation, Steven Ristorcelli, CPG., Michael Lindholm, CPG. and Thomas L. Dyer, PE. and Principal Engineer, all of Mine Development Associates Inc., Michael B. Dufresne, M.Sc., P.Geol., P. Geo., Steven J. Nicholls, BA.Sc., MAIG and Warren E. Black, M.Sc., P.Geo., each of APEX Geoscience Ltd., Gary Simmons, BSc. Metallurgical Engineering of GL Simmons Consulting LLC and MMSA-01013QP, Carl Defilippi, RM-SME. of Kappes, Cassiday and Associates, Richard DeLong, QP-MMSA., RG., PG. of EM Strategies Inc. and Kenneth L. Myers, PE. of The MINES Group, Mark Laffoon, the Company’s Project Director, PE., Donald Harris, the Company’s General Manager, RM-SME. and Steven R. Koehler, the Company’s Manager of Projects, BSc. Geology and CPG-10216, all of whom are “qualified persons” under NI 43-101. To the best of the Company’s knowledge, after reasonable inquiry, as of the date hereof, the aforementioned individuals and, as applicable, their firms, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

Davidson & Company LLP is the auditor of the Company and has advised the Company that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Gold Standard Ventures Corp. at Suite 610, 815 West Hastings Street, Vancouver, British Columbia, V6C 1B4, telephone (604) 687-2766, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	September 28, 2020

$400,000,000

Common Shares
Debt Securities
Subscription Receipts
Warrants
Units

Gold Standard Ventures Corp. (“Gold Standard Ventures”, the “Company”, “we” or “us”) may offer and sell from time to time the following securities: (a) common shares in the authorized share structure of the Company (the “Common Shares”); (b) debentures, notes or other evidence of indebtedness of any kind, nature or description and which may be issuable in series (collectively, “Debt Securities”); (c) subscription receipts of the Company exchangeable for Common Shares and/or other securities of the Company (“Subscription Receipts”); (d) warrants exercisable to acquire Common Shares and/or other securities of the Company (“Warrants”); and (e) securities comprised of more than one of Common Shares, Debt Securities, Subscription Receipts and/or Warrants offered together as a unit (“Units” and collectively, the “Securities”), or a combination thereof in one or more series or issuances up to an aggregate total offering price of $400,000,000 during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments thereto, remains effective. The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”).

Gold Standard Ventures is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that some of its officers and directors are residents of a foreign country, that some or all of the experts named in this Prospectus are, and the underwriters, dealers or agents named in any Prospectus Supplement may be, residents of a foreign country.

These securities have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) nor any state or Canadian securities commission or regulatory authority nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offence.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences in Canada and the United States. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in this Prospectus under the heading “Certain Federal Income Tax Considerations” as well as the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

All applicable information permitted under applicable laws to be omitted from this Prospectus that has been omitted will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in any Securities issued pursuant to this Prospectus.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company may offer and sell Securities to, or through, underwriters or dealers and may also offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered pursuant to this Prospectus will set forth the names of any underwriters, dealers or agents involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company, if any, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The sale of Securities may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions (“NI 44-102”), including sales made directly on the Toronto Stock Exchange (the “TSX”), the NYSE American LLC (the “NYSE American”) or other existing trading markets for the Securities, and as set forth in a Prospectus Supplement for such purpose. See “Plan of Distribtuion”.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters or dealers may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. However, no underwriter or dealer involved in an “at-the-market distribution”, as defined in NI 44-102, and no person or company acting jointly or in concert with an underwriter or dealer, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed under this Prospectus, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.

The outstanding Common Shares are listed and posted for trading on the TSX and the NYSE American under the symbol “GSV”. On September 25, 2020, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $1.00 and on the NYSE American was US$0.74. Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Debt Securities, Subscription Receipts, Warrants and Units may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of the Debt

ii

Securities, Subscription Receipts, Warrants and Units in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation.

The Company’s head office and registered office is located at Suite 610, 815 West Hastings Street, Vancouver, British Columbia, V6C 1B4.

Investing in the Securities involves significant risks. Prospective purchasers of the Securities should carefully consider the risk factors described under the heading “Risk Factors” and elsewhere in this Prospectus, in documents incorporated by reference in this Prospectus and in the applicable Prospectus Supplement with respect to a particular offering of Securities.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

All dollar amounts in this Prospectus are in Canadian dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

iii

Readers should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Company has not authorized anyone to provide readers with different information. The Company is not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. Readers should not assume that the information contained in this Prospectus and any applicable Prospectus Supplement is accurate as of any date other than the date on the front of such documents, regardless of the time of delivery of this Prospectus and any applicable Prospectus Supplement or of any sale of the Securities. Information contained on the Company’s website should not be deemed to be a part of this Prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities.

References to “Gold Standard Ventures”, “the Company”, “we” or “us” include direct and indirect subsidiaries of Gold Standard Ventures, where applicable.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus, including the documents incorporated by reference herein, contain “forward-looking information” within the meaning of applicable Canadian securities laws (referred to herein as “forward-looking information”). Forward-looking information includes statements that use forward-looking terminology such as “may”, “could”, “would”, “should”, “will”, “intend”, “plan”, “expect”, “budget”, “estimate”, “anticipate”, “believe”, “continue”, “potential” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, statements with respect to mineral reserve and mineral resource estimates; targeting additional mineral resources and expansion of deposits; the Company’s expectations, strategies and plans for the Railroad-Pinion Project (as defined below), including the Company’s current planned exploration, development and permitting activities; the Company advancing the South Railroad Project (as defined below) towards making a potential production decision through a proposed feasibility study; the results of future exploration and drilling and estimated completion dates for certain milestones; successfully adding or upgrading mineral resources; the existence and estimates of mineral resources or mineral reserves and the timing of development thereof; the costs and timing of future exploration and development; the future issuance of Securities and the terms, conditions and amount thereof; the creation and content of any future Prospectus Supplements; the Company’s use of proceeds from the sale of Securities; the plan of distribution during the 25-month period that this Prospectus remains valid; compensation payable to underwriters, dealers or agents in connection with the sale of Securities; capital expenditure programs and the timing and method of financing thereof; the requirement for additional financing in order to maintain the Company’s operations and exploration activities; the timing, receipt and maintenance of approvals, licences and permits from any federal, national, provincial, territorial, municipal or other government, any political subdivision thereof, and any ministry, sub-ministry, agency or sub-agency, court, board, bureau, office, or department, including any government-owned entity, having jurisdiction over the Company or its assets; future financial or operating performance and condition of the Company and its business, operations and properties; the Company’s operations continuing to be classified as an “essential business” in Nevada; the Company’s actions to minimize the risks of COVID-19, and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management, in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this Prospectus including, without limitation, assumptions about: favourable equity and debt capital markets; the ability to raise any necessary capital on reasonable terms to advance the development of the Railroad-Pinion Project and pursue planned exploration; expectations about the ability to acquire resources and/or reserves through acquisition and/or development; future prices of gold and other metal prices; the timing and results of exploration and drilling programs (including metallurgical testing); the accuracy of any mineral reserve and mineral resource estimates; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable, including whereby the Company is able to operate in a safe, efficient and effective manner; political and regulatory stability; the receipt of governmental and third party approvals, licences and permits on favourable terms; obtaining required renewals for existing approvals, licences and permits and obtaining all other required approvals, licences and permits on favourable terms; sustained labour stability; stability in financial and capital goods markets; the absence of any material adverse effects arising as a result of terrorism, sabotage, natural disasters, public health concerns, equipment failures or adverse changes in government legislation or the socio-economic conditions in Nevada and the surrounding area with respect to the Railroad-Pinion Project and operations; and the availability of drilling and other mining equipment, energy and supplies. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such risks include, without limitation: general business, social, economic, political, regulatory and competitive uncertainties; differences in size, grade, continuity, geometry or location of mineralization from that predicted by geological modelling and the subjective and interpretative nature of the geological modelling process; the speculative nature of mineral exploration and development, including the risk of diminishing quantities or grades of mineralization and the inherent riskiness of inferred mineral resources; fluctuations in the spot and forward price of gold; a failure to achieve commercial viability, despite an acceptable gold price, or the presence of cost overruns which render the Railroad-Pinion Project uneconomic; geological, hydrological and climatic events which may adversely affect infrastructure, operations and development plans, and the inability to effectively mitigate or predict with certainty the occurrence of such events; the Company’s limited operating history; the Company’s history of losses and expectation of future losses; uncertainty as to the Company’s ability to continue as a going concern; credit and liquidity risks associated with the Company’s financing activities, including constraints on the Company’s ability to raise and expend funds; delays in the performance of the obligations of the Company’s contractors and consultants, the receipt of governmental and third party approvals, licences and permits in a timely manner or to complete and successfully operate mining and processing components; the Company’s failure to accurately model and budget future capital and operating costs associated with the further development and operation of the Railroad-Pinion Project; adverse fluctuations in the market prices and availability of commodities and equipment affecting the Company’s business and operations; title defects to the Company’s mineral properties; the Company’s management being unable to successfully apply their skills and experience to attract and retain highly skilled personnel; the cyclical nature of the mining industry and increasing prices and competition for resources and personnel during mining cycle peaks; the Company’s failure to comply with laws and regulations or other regulatory requirements; the Company’s failure to comply with existing approvals, licences and permits, and the Company’s inability to renew existing approvals, licences and permits or obtain required new approvals, licences and permits on timelines required to support development plans; the risks related to equipment shortages, road and water access restrictions and inadequate infrastructure; the Company’s failure to comply with environmental regulations, the tendency of such regulations to become more strict over time, and the costs associated with maintaining and monitoring compliance with such regulations; the adverse influence of third party stakeholders including social and environmental non-governmental organizations; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or pandemics or outbreaks of communicable diseases such as the coronavirus) and other geopolitical uncertainties; the duration and impact of COVID-19 on the Company’s business plans, objectives and expected operating results; the adverse impact of competitive conditions in the mineral exploration and mining business; the Company’s failure to maintain satisfactory labour relations and the risk of labour disruptions or changes in legislation relating to labour; changes in national and local government legislation, taxation, controls, regulations and other political or economic developments in the jurisdictions in which the Company operates; limits of insurance coverage and uninsurable risk; the adverse effect of currency fluctuations on the Company’s financial performance; difficulties associated with enforcing judgments against directors residing outside of Canada; conflicts of interest; reduction in the price of Common Shares as a result of sales of Common Shares by existing shareholders; the dilutive effect of future acquisitions or financing activities and the failure of future acquisitions to deliver the benefits anticipated; trading and volatility risks associated with equity securities and equity markets in general; the Company’s not paying dividends in the foreseeable future or ever; failure of the Company’s information technology systems or the security measures protecting such systems; the costs associated with legal proceedings should the Company become the subject of litigation or regulatory proceedings; costs associated with complying with public company regulatory reporting requirements; and other risks involved in the exploration, development and mining business generally, including, without limitation, environmental risks and hazards, cave-ins, flooding, rock bursts and other acts of God or natural disasters or unfavourable operating conditions. Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended. See “Risk Factors” for a discussion of certain factors investors should carefully consider before deciding to invest in the Common Shares.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Forward-looking information contained herein is made as of the date of this Prospectus and the Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The disclosure in this Prospectus has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the SEC’s requirements in Industry Guide 7 (“Industry Guide 7”). In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Industry Guide 7 normally does not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by Industry Guide 7 standards in documents filed with the SEC. United States investors should also understand that “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Investors are cautioned not to assume that any part, or all, of the mineral deposits in these categories will ever be converted into mineral reserves. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. In addition, the definitions of “proven” and “probable mineral reserves” used in NI 43-101 differ from the definitions in Industry Guide 7 under Regulation S-K of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and “reserves” under NI 43-101 may not qualify as “reserves” under Industry Guide 7. Disclosure of “contained ounces” is permitted disclosure under Canadian legislation; however, under Industry Guide 7, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. In addition, the documents incorporated by reference into this Prospectus include information regarding adjacent or nearby properties on which we have no right to mine. Under Industry Guide 7, the SEC does not normally allow U.S. companies to include such information in their filings with the SEC. Accordingly, information contained in this Prospectus containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus is determined using IFRS, which differs from United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The financial statements of the Company incorporated by reference in this Prospectus are reported in Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and are referred to as “$” or “C$”. United States dollars are referred to as “US$”.

The high, low and closing noon spot rates for Canadian dollars in terms of the United States dollar for each of the three most recent years ended December 31 as quoted by the Bank of Canada, were as follows:

	Year ended December 31 (C$)
	2019	(1)	2018	(1)	2017	(1)
High	1.3600		1.3642		1.3743
Low	1.2988		1.2288		1.2128
Closing	1.2988		1.3642		1.2545

(1)	All exchange rates are based upon the daily average exchange rates provided by the Bank of Canada.

On September 25, 2020, the daily average exchange rate provided by the Bank of Canada in terms of the United States dollar was US$1.00 = C$1.3396.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the

SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Company at Suite 610, 815 West Hastings Street, Vancouver, British Columbia, V6C 1B4 and are also available electronically in Canada at www.sedar.com or in the United States through EDGAR at www.sec.gov. The filings of the Company on SEDAR are not incorporated by reference in this Prospectus except as specifically set out herein.

The following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form of the Company for the year ended December 31, 2019, dated March 27, 2020 (the “Annual Information Form”);

(b)	the audited consolidated financial statements of the Company for the years ended December 31, 2019 and 2018, together with the independent registered public accounting firm’s report thereon and the notes thereto;

(c)	the management’s discussion and analysis of the Company for the year ended December 31, 2019, dated March 30, 2020 (the “Annual MD&A”);

(d)	the unaudited condensed interim financial statements of the Company for the three and six month period ended June 30, 2020, together with the notes thereto (the “Interim Financial Statements”);

(e)	the management’s discussion and analysis of the Company for the six month period ended June 30, 2020;

(f)	the management information circular of the Company dated May 12, 2020, prepared in connection with the annual meeting of shareholders of the Company held on June 24, 2020;

(g)	the material change report dated April 24, 2020 announcing the establishment of an at-the-market equity program to issue up to C$14,875,000 Common Shares;

(h)	the material change report dated July 23, 2020 announcing the entering into of a binding letter of intent between the Company and Orion Mine Finance relating to a series of transactions, totalling approximately US$22.5 million; and

(i)	the material change report dated August 19, 2020 announcing the establishment of an at-the-market equity program to issue up to C$25,000,000 Common Shares.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces and territories of Canada after the date of this Prospectus and prior to the date that is 25 months from the date hereof shall be deemed to be incorporated by reference in this Prospectus. To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined below) (in the case of a report on Form 6-K, if and to the extent expressly provided in such report).

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

Any “template version” of any “marketing materials” (as such terms are defined in National Instrument 41-101 –General Prospectus Requirements (“NI 41-101”)) pertaining to a distribution of Securities will be filed under the Company’s profile on SEDAR at www.sedar.com. In the event that such marketing materials are filed subsequent to the date of filing of the applicable Prospectus Supplement pertaining to the distribution of the Securities to which such marketing materials relates and prior to the termination of such distribution, such filed versions of the marketing materials will be deemed to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

Upon a new annual information form and the related annual financial statements being filed by the Company with the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements (and related management’s discussion and analysis for such periods), material change reports and management information circulars filed prior to the commencement of the Company’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the period that this Prospectus is effective, the previous interim consolidated financial statements and the accompanying management’s discussion and analysis filed shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for the annual meeting of shareholders being filed by the Company with the applicable securities regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

References to our website in any documents that are incorporated by reference into this Prospectus and any Prospectus Supplement do not incorporate by reference the information on such website into this Prospectus or any Prospectus Supplement, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement (as defined below) of which this Prospectus forms a part: (1) the documents listed under “Documents Incorporated by Reference”; (2) the consent of Davidson & Company LLP; (3) powers of attorney from certain of the Company’s directors and officers; (4) the consents of the “qualified persons” referred to in this Prospectus under “Interests of Experts” and (5) the form of indenture. A copy of the form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Reports and other information filed by the Company with, or furnished to, the SEC may be inspected and copied at the public reference facilities maintained by the SEC in the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549 by paying a fee. Prospective investors may call the SEC at 1-800-SE0330 or access its website at www.sec.gov for further information regarding the public reference facilities. The SEC also maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

The Company has filed with the SEC a registration statement on Form F-10 (the “Registration Statement”) under the U.S. Securities Act with respect to the Securities. This Prospectus, including the documents incorporated by reference herein, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC’s website: www.sec.gov.

THE COMPANY

The Company’s flagship property is the Railroad-Pinion project located along the Piñon mountain range approximately 15 miles (24 kilometers) south-southeast of Carlin, NV, in the Railroad mining district (the “Railroad-Pinion Project” or “Railroad-Pinion”). The Railroad-Pinion Project has two adjacent parts: the North Railroad portion, which includes the POD, Sweet Hollow and North Bullion deposits and the South Railroad portion, which includes the Dark Star deposit (the “Dark Star Deposit”), the Pinion deposit (the “Pinion Deposit”) and the Jasperoid Wash deposit (the “South Railroad Project”). The Railroad-Pinion Project is an intermediate to advanced stage gold exploration project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada, adjacent to and south of Nevada Gold Mines’ Rain Mining District. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production exceeding 80,000,000 ounces of gold. Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin-style gold deposits. The Railroad-Pinion Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend. The Company is advancing the South Railroad Project towards making a potential production decision through a proposed feasibility study.

Scientific and technical disclosure for the Railroad-Pinion Project is supported by the technical report with an effective date of February 13, 2020, entitled “South Railroad Project NI 43-101 Technical Report, Updated Preliminary Feasibility Study, Carlin Trend, Nevada, USA”, (the “Updated PFS Technical Report”), prepared by M3 Engineering & Technology Corporation.

COVID-19

In response to the global outbreak of COVID-19, on March 17, 2020, the governor of Nevada ordered the closure of all non-essential businesses in the state of Nevada to help prevent the spread of the virus. On April 1, 2020, the governor of Nevada issued a “stay at home” order, which was updated on April 8, 2020. The order restricted non-essential activities, travel and business operations, subject to certain exceptions for necessary activities through April 30, 2020, which was subsequently extended to May 15, 2020. On April 30, 2020, the governor of Nevada announced Nevada’s “Roadmap to Recovery Plan”, which outlined certain criteria and milestones that had to be met in order to safely restart Nevada’s economy. Phase 1 and Phase 2 of the Nevada reopening plan commenced on May 9, 2020 and May 29, 2020, respectively, allowing certain non-essential businesses to voluntarily reopen under strict restrictions. The Company’s development activities, including infill drilling as well as exploration drilling are considered an “essential business” in Nevada and are permitted to continue, so long as these activities are conducted in a safe manner, in groups of ten or less, and social distancing measures are maintained.

As disclosed in a press release dated March 20, 2020, the Company has taken actions to minimize the risks of COVID-19 for both employees and persons interacting with the Company’s programs and activities. The Company has implemented a formal work from home protocol until such time it is safe to return to its workplaces. On May 18, 2020, the Company’s Elko office resumed normal business, with multiple COVID-19 precautionary measures in place. In addition, the Company continues to work through its proposed drilling program for the 2020 year, in accordance with the work program for the Railroad-Pinion Project recommended in the Updated PFS Technical Report, as further described in Part 6 of the Annual Information Form. Permitting activities are being conducted via contractors, including compliance activities to update the plan of operations amendment currently in progress with the Bureau of Land Management and annual disturbance tracking. These operations will continue even in the event that the governor of Nevada’s order is expanded or extended.

The Company initiated the 2020 development program, including infill drilling, on June 3, 2020, and continues to operate in a safe manner in groups of less than ten with social distancing measures and daily health checks. The Company has taken actions to minimize the risks of COVID-19 for both employees and persons interacting with the Company’s programs and activities with a company policy that mandates social distancing, a safety champion, and frequent office cleaning/wipe down, self-health checks, and work from home protocol if exposure to COVID-19 is suspected or known.

Recent Developments

On August 4, 2020, the Company announced plans for the 2020 Phase 1 development and exploration program on the Railroad-Pinion Project. The program includes an estimated 20,410 m of reverse-circulation and core drilling in 136 holes. The Phase 1 2020 program objectives are:

(a)	convert mineral resources at the Pinion Deposit to Measured and Indicated mineral resource confidence level, which includes completing 85 reverse circulation and core holes (18,395 m), metallurgical characterization, and geotechnical investigation for slope designs. The drill program was 95% complete on August 20, 2020;

(b)	drill test additional near-surface targets at the Dark Star Deposit with the goal of expanding the oxide resource. To date 6 holes (500m) have been completed, with additional drill testing at North Dark Star planned for the start of September. All results are pending;

(c)	advance the on-going feasibility study for the South Railroad Project, with M3 Engineering as the lead;

(d)	file the South Railroad Project plan of operations with BLM, which will officially start the mine permitting process; and

(e)	step out exploration drilling at the LT oxide discovery. To date 7 holes (826 m) have been completed, all results are pending.

In August 2020, the Company established an at-the-market equity program (the “ATM Program”) to sell, from time to time, Common Shares for aggregate gross proceeds of up to $25,000,000. Sales of Common Shares were made through “at-the-market distributions”, as defined in NI 44-102, directly on the NYSE American. In total, the Company issued 15,000,000 Common Shares for aggregate gross proceeds of approximately $15,678,000. The ATM Program terminated on September 7, 2020.

For a further description of the business of the Company, see the sections entitled “General Development of the Business” and “Description of the Business” in the Annual Information Form.

CONSOLIDATED CAPITALIZATION

Other than as described herein, there have been no material changes in the share and loan capital of the Company, on a consolidated basis, since the date of the Interim Financial Statements.

USE OF PROCEEDS

Unless otherwise indicated in a Prospectus Supplement relating to a particular offering of Securities, the Company intends to use the net proceeds from the sale of Securities for general working capital purposes, and for one or more other purposes including, but not limited to, completing corporate acquisitions, to, directly or indirectly, finance future growth opportunities and to repay existing or future indebtedness. At present, the Company does not have any proposed acquisitions and does not intend to use the net proceeds from the sale of Securities to complete any specific acquisitions or to repay any existing or future indebtedness. More detailed information regarding the use of proceeds, and the amount of net proceeds to be used for any such purposes will be set forth in any applicable Prospectus Supplement. The Company may invest net proceeds which it does not immediately use. Such investments may include short-term marketable investment grade securities.

The Company is an exploration stage company and has not generated cash flow from operations. As at December 31, 2019 and during the six months ended June 30, 2020, the Company had negative cash flow from operating activities. The

Company expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project.

PLAN OF DISTRIBUTION

The Company may, from time to time, during the 25-month period that this Prospectus remains valid, offer for sale and issue Securities. The Company may issue and sell up to an aggregate total offering price of $400,000,000.

The Company may sell the Securities, separately or together, to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to the Company from the sale of the Securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, the NYSE American or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter or dealer involved in an “at the market distribution”, as defined in NI 44-102, no affiliate of such an underwriter or dealer and no person acting jointly or in concert with such an underwriter or dealer will over allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Debt Securities, Subscription Receipts, Warrants and Units may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of the Debt Securities, Subscription Receipts, Warrants and Units in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

DESCRIPTION OF SECURITIES

Common Shares

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value, of which 315,163,600 Common Shares are issued and outstanding as at September 28, 2020 (327,912,549 Common Shares on a fully-diluted basis, assuming the exercise and conversion of all outstanding options and restricted share rights).

The holders of Common Shares are entitled to vote at all meetings of shareholders of the Company (with each Common Share having one vote on a ballot), to receive dividends if, as and when declared by the board of directors of the Company (the “Board”) and to participate rateably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. Distribution in the form of dividends, if any, will be set by the Board.

Provisions as to the modification, amendment or variation of the rights attached to the share capital of the Company are contained in the Company’s articles and the Business Corporations Act (British Columbia). Generally speaking, substantive changes to the share capital require the approval of the Company’s shareholders by special resolution (at least 66 2/3% of the votes cast).

On September 12, 2017, the Company adopted a shareholder rights plan (the “Rights Plan”) for the purpose of preventing, to the extent possible, a creeping takeover bid of the Company to ensure that (i) every shareholder will have an equal opportunity to participate in such a bid, and (ii) all shareholders are treated fairly in connection with such a bid. The Rights Plan provides that one “right” attaches to each outstanding Common Share entitling the holder to purchase, in the prescribed circumstances and subject to exceptions, additional Common Shares in accordance with the terms and conditions of the rights agreement dated September 12, 2017 between the Company and Computershare Trust Company of Canada, as rights agent. The shareholders of the Company approved the renewal and reconfirmation of the Rights Plan at the Company’s annual general and special meeting held on June 24, 2020.

The Common Shares are listed on the TSX and NYSE American, in each case under the symbol “GSV”.

Debt Securities

The Company may issue Debt Securities, separately or together, with Common Shares, Subscription Receipts, Warrants or Units or any combination thereof, as the case may be. The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees (the “Trustee”) that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of any such trust indenture will be available on SEDAR at www.sedar.com and will be filed with the SEC as an exhibit to the registration statement. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

  the specific designation of the Debt Securities;

  any limit on the aggregate principal amount of the Debt Securities;

  the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

  the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

  the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

  the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;

  the covenants applicable to the Debt Securities;

  the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

  the extent and manner, if any, to which payment on or in respect of the Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company;

  whether the Securities will be secured or unsecured;

  whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

  whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

  the denominations in which registered Debt Securities will be issuable, if other than denominations of $1,000 integral multiples of $1,000 and the denominations in which bearer Debt Securities will be issuable, if other than $5,000;

  each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

  if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

  material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities; and

  any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If we denominate the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, we will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

If any Debt Securities being offered will be guaranteed by one or more subsidiaries of the Company, (a) the Prospectus Supplement relating to such offering will include the credit supporter disclosure about the guarantors required by section 12.1 of Form 44-101F1 or, if applicable, will disclose that the Company is relying on an exemption in item 13 of Form 44-101F1 from providing such credit supporter disclosure, (b) the Company will file with the Prospectus Supplement relating to such offering any undertaking in respect of credit supporter disclosure required by paragraph 4.2(a)(ix) of NI 44-101, which undertaking may be to provide disclosure in respect of the Company and its subsidiaries similar to the disclosure required under section 12.1 of Form 44-101F1, and (c) the related credit supporter will sign a certificate to the Prospectus Supplement as required by section 5.12 of NI 41-101.

Warrants

The following sets forth certain general terms and provisions of the Warrants. The Prospectus Supplement relating to any Warrants offered will include specific terms and provisions of the Warrants being offered thereby, and the extent to which the general terms and provisions described below may apply to them.

Each series of Warrants may be issued under a separate warrant indenture to be entered into between the Company and one or more trust companies acting as Warrant agent or may be issued as stand-alone certificates. The applicable Prospectus Supplement will include details of the Warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of any such warrant indenture will be available on SEDAR at www.sedar.com and will be filed with the SEC as an exhibit to the registration statement. Warrants may be offered separately or together with Common Shares, Debt Securities, Subscription Receipts or Units.

The particular terms and provisions of Warrants offered by this Prospectus will be described in the Prospectus Supplement filed in respect of such Warrants. This description will include some or all of the following:

  the designation of the Warrants;

  the aggregate number of Warrants offered and the offering price;

  the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

  the exercise price of the Warrants;

  the dates or periods during which the Warrants are exercisable including any “early termination” provisions;

  the designation, number and terms of any Securities with which the Warrants are issued;

  if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

  whether such Warrants are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

  any minimum or maximum amount of Warrants that may be exercised at any one time;

  whether such Warrants will be listed on any securities exchange;

  any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants; ·certain material Canadian tax consequences of owning the Warrants; and

  any other material terms and conditions of the Warrants.

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities to be received on the exercise of the Warrants.

Subscription Receipts

The following sets forth certain general terms and provisions of the Subscription Receipts. The Prospectus Supplement relating to any Subscription Receipts offered will include specific terms and provisions of the Subscription Receipts being offered thereby, and the extent to which the general terms and provisions described below may apply to them.

Subscription Receipts will be exchangeable, for no additional consideration, into Common Shares, Debt Securities, Warrants or Units upon the satisfaction of certain conditions. The Subscription Receipts will be issued under one or more subscription receipt agreements, in each case between the Company and a subscription receipt agent determined by the Company. A copy of any such subscription receipt agreement will be available on SEDAR at www.sedar.com and will be filed with the SEC as an exhibit to the registration statement. Subscription Receipts may be offered separately or together with Common Shares, Debt Securities, Warrants or Units.

The particular terms and provisions of Subscription Receipts offered by this Prospectus will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description will include some or all of the following:

  the aggregate number of Subscription Receipts offered;

  the price at which the Subscription Receipts will be offered;

  the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

  the dates or periods during which the Subscription Receipts are convertible into other Securities;

  the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

  the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

  whether such Subscription Receipts are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

  terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

  certain material Canadian tax consequences of owning the Subscription Receipts; and

  any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the Securities to be received on the exchange of the Subscription Receipts.

Units

The following sets forth certain general terms and provisions of the Units. The Prospectus Supplement relating to any Units offered will include specific terms and provisions of the Units being offered thereby, and the extent to which the general terms and provisions described below may apply to them.

The Company may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The Unit agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in a Prospectus Supplement filed in respect of such Units. This description will include, where applicable:

  the aggregate number of Units offered;

  the price at which the Units will be offered;

  the designation, number and terms of the Securities comprising the Units;

  whether the Units will be issued with any other Securities and, if so, the amount and terms of the Securities;

  terms applicable to the gross or net proceeds from the sale of the Units plus any interest earned thereon;

  the date on and after which the Securities comprising the Units will be separately transferable;

  whether the Securities comprising the Units will be listed on any securities exchange;

  whether such Units or the Securities comprising the Units are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

  any terms, procedures and limitations relating to the transferability, exchange or exercise of the Units;

  certain material Canadian tax consequences of owning the Units; and

  any other material terms and conditions of the Units.

The Company reserves the right to set forth in a Prospectus Supplement specific terms of the Units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Units.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986). Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated September 4, 2020, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference therein and any Prospectus Supplement to be filed in relation to an “at-the-market” distribution. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an “at-the-market” distribution) be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

PRIOR SALES

Information in respect of the Common Shares that were issued within the previous twelve-month period, Common Shares that were issued upon the exercise of options and restricted share rights, and in respect of the grant of options and restricted share rights will be provided as required in any applicable Prospectus Supplement.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX in Canada and the NYSE American in the United States under the symbol “GSV”. Trading price and volume of the Common Shares will be provided as required in each Prospectus Supplement to this Prospectus.

RISK FACTORS

An investment in Securities of the Company is subject to certain risks, which should be carefully considered by prospective investors before purchasing such Securities. In addition to the other information set out or incorporated by reference in this Prospectus currently and from time to time, investors should carefully consider the risk factors incorporated by reference in this Prospectus referred to below and the risk factors set forth in any applicable Prospectus Supplement. Any one of such risk factors could materially affect the Company’s business, financial condition and/or future operating results and prospects and could cause actual events to differ materially from those described in forward-looking statements and information relating to the Company. Additional risks and uncertainties not currently identified by the Company or that the Company currently believes not to be material also may materially and adversely affect the Company’s business, financial condition, operations or prospects. Investors should carefully consider the risks described under the heading “Risk Factors” in the Annual Information Form, the risk factors described in the Annual MD&A and the risk factors set forth in any applicable Prospectus Supplement. See “Documents Incorporated by Reference.”

INTERESTS OF EXPERTS

Information of a scientific or technical nature included or incorporated by reference in this Prospectus has been reviewed and approved by Art Ibrado, PhD, PE. and Matthew Sletten, PE., both of M3 Engineering & Technology Corporation, Steven Ristorcelli, CPG., Michael Lindholm, CPG. and Thomas L. Dyer, PE. and Principal Engineer, all of Mine Development Associates Inc., Michael B. Dufresne, M.Sc., P.Geol., P. Geo., Steven J. Nicholls, BA.Sc., MAIG and Warren E. Black, M.Sc., P.Geo., all of APEX Geoscience Ltd., Mark Laffoon, the Company’s Project Director, PE., Donald Harris, the Company’s General Manager, RM-SME., Steven R. Koehler, the Company’s Manager of Projects, BSc. Geology and CPG-10216, Gary Simmons, BSc. Metallurgical Engineering of GL Simmons Consulting LLC and MMSA-01013QP, Carl Defilippi, RM-SME. of Kappes, Cassiday and Associates, Richard DeLong, QP-MMSA., RG., PG. of EM Strategies Inc. and Kenneth L. Myers, PE. of The MINES Group, all of whom are “qualified persons” under NI 43-101. To the best of the Company’s knowledge, after reasonable inquiry, as of the date hereof, the aforementioned individuals and, as applicable, their firms, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

Davidson & Company LLP is the auditor of the Company and has advised the Company that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon on behalf of the Company by Borden Ladner Gervais LLP, as to Canadian legal matters, and Dorsey & Whitney LLP, as to United States legal matters. As of the date hereof, the partners and associates of Borden Ladner Gervais LLP own, directly or indirectly, less than 1% of the Common Shares.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

The Company is a British Columbia company. The majority of the directors and officers of the Company and the experts named under “Interests of Experts” herein are resident outside of the United States and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. The Company has been advised by its

Canadian counsel that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised by its Canadian counsel, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

The Company filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Gold Standard Ventures (US) Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the offering of Securities under this Prospectus.

Jamie D. Strauss, William E. Threlkeld, Ron Clayton, Alex Morrison and Zara Boldt, each a director of the Company, and Dr. Art S. Ibrado, Matthew Sletten, Steven J. Ristorcelli, Michael S. Lindholm, Thomas L. Dyer, Mark Laffoon, Steven J. Nicholls, Carl E. Defilippi, Richard DeLong, Kenneth L. Myers, Donald Harris, Steven R. Koehler and Gary Simmons, each a “qualified person” required to file a consent with this Prospectus, reside outside of Canada. Each of the aforementioned individuals has appointed Borden Ladner Gervais LLP, 1200 Waterfront Center, 200 Burrard Street, Vancouver, British Columbia, V7X 1T2, as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the person or company has appointed an agent for service of process in Canada.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia, and Computershare Trust Company N.A. at its principal offices in Jersey City, New Jersey, Louisville, Kentucky and Canton, Massachusetts is the duly appointed U.S. co-transfer agent of the Company.